FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Management Change

May 8, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) announces that Steve Manz has resigned as President and Chief Executive Officer and a director of Freegold.

As indicated in its recent news releases, the Company is currently pursuing a number of alternatives in order to satisfy its various debt obligations and to provide additional working capital to the Company, as it currently does not have the ability to repay its existing secured loans. These include ongoing discussions with parties that have expressed an interest in the possible purchase of individual projects and in the possibility of business combinations. There is no assurance that the Company will be able to successfully conclude any such transaction or arrange financing sufficient to satisfy its creditors.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company.  The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in southern Idaho, a 93% interest in the Golden Summit gold project outside Fairbanks, Alaska, and near the Fort Knox gold mine, a 100% interest in the Rob gold project near the Pogo gold mine in the Goodpaster Mining District of Alaska, and has an exploration agreement with option to lease the Vinasale gold project in central Alaska.

For further information:

Mark Feeney – Investor Relations

1.604.786.2587

mfeeney@freegoldventures.com